UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 16, 2022

Commission File Number: 001-41573

CARAVELLE INTERNATIONAL GROUP

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

(Address of Principal Executive Offices)

Dr. Guohua Zhang, Chief Executive Officer

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

Email: zgh@caravelleglobal.com.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	CACO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 16, 2022: 52,174,500 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Caravelle International Group, a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” and “PubCo,” and similar terminology refer to Caravelle International Group, an exempted company incorporated under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination (defined below). References to “Caravelle” refer to Caravelle Group Co., Ltd prior to the consummation of the Business Combination.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-267558) initially filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2022, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”).

On December 16, 2022, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Caravelle became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference. The address of Edward Cong Wang is c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175. The address of Alon Rozen is 6 place du Colonel Bourgoin 75012 Paris – France. The address of our remaining directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

B. Advisors

Not applicable.

C. Auditors

UHY LLP, 1185 6th Ave 38th Floor, New York, NY 10036, acted as Pacifico Acquisition Corp.’s independent registered public accountant since inception March 2, 2021 through December 23, 2022.

Caravelle was notified by Friedman, LLP (“Friedman”), Caravelle’s then independent registered public accounting firm, that effective September 1, 2022, Friedman was combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Following the consummation of the Business Combination, Marcum Asia CPAs LLP, 7 Penn Plaza, Suite 830, New York, NY 10001, is being engaged as the independent auditor of PubCo. The services previously provided by Friedman is now provided by Marcum Asia CPAs LLP.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding Caravelle’s selected financial information is included in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo was formed to serve as a holding company for Caravelle and Pacifico after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a Cayman Islands exempted company, was formed on February 28, 2022. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. Caravelle’s principal executive office is located at 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

On December 16, 2022, the parties consummated the Business Combination.

B. Business Overview

Following and as a result of the Business Combination, all of PubCo’s business is conducted through Caravelle and its subsidiaries. A description of the business of Caravelle is included in the Form F-4 in the sections entitled “Caravelle’s Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Caravelle became a wholly owned subsidiary of PubCo. A description of the organizational structure of PubCo is included in the Form F-4 in the section entitled “The Parties to the Business Combination” which is incorporated herein by reference.

D. Property, Plants and Equipment

Caravelle leases the properties for its principal executive office, which is located on 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372. Such properties are described in the Form F-4 in the section entitled “Caravelle’s Business” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Caravelle is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D. Employees

Caravelle had a total of 23 employees as of December 16, 2022.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 16, 2022 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 52,174,500 ordinary shares issued and outstanding as of December 16, 2022.

	Ordinary shares
Name and Address of Beneficial Owner(1)	Number	%**
Executive Officers and Directors
Guohua Zhang	37,985,000	72.80%
Xiaohui Wang	—	—
Dong Zhang	5,000,000	9.58%
Sai Wang	1,500,000	2.87%
Edward Cong Wang	1,662,500	3.19%
Xiangjin Cao	—	—
Alon Rozen	—	—
All Executive Officers and Directors as a group	46,147,500	88.45%
5% Or Greater Holders
GALION-GROUP CO., LTD	24,500,000	46.96
NEW HONEST GROUP CO., LTD	3,485,000	6.68
TAIYUAN GROUP CO., LTD	10,000,000	19.17
SPEED WEALTHY LTD.	5,000,000	9.58

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 52,174,500, being the number of ordinary shares outstanding as of December 16, 2022.

(1)	The address of Edward Cong Wang is c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175. The address of Alon Rozen is 6 place du Colonel Bourgoin 75012 Paris – France. The address of our remaining directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

B. Related Party Transactions

Related party transactions of PubCo and Caravelle are described in the Form F-4 in the sections entitled “Certain Transactions of Pacifico” and “Certain Transactions of Caravelle” which are incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “CACO”. Holders of our ordinary shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “CACO”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, US$0.0001 par value per share. As of December 16, 2022, subsequent to closing of the Business Combination, there were 52,174,500 ordinary shares outstanding. Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “Additional Agreements Executed at the Signing of the Merger Agreement—Lock-Up Agreements.”

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our registration statement on Form F-4 (File Number 333-267558) initially filed with the Securities and Exchange Commission on September 22, 2022, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association which became effective upon the effective date of the Business Combination.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of PubCo’s Securities,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Caravelle’s Business,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle—Quantitative and Qualitative Disclosure About Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Caravelle was notified by Friedman, Caravelle’s then independent registered public accounting firm, that effective September 1, 2022, Friedman was combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Following the consummation of the Business Combination, Marcum Asia CPAs LLP, is being engaged as the independent auditor of PubCo. The services previously provided by Friedman is now provided by Marcum Asia CPAs LLP. Accordingly, on December 23, 2022, UHY LLP, Pacifico Acquisition Corp’s independent auditor prior to the Business Combination, was dismissed and notified that it will not be engaged to audit PubCo’s consolidated financial statements for the year ending December 31, 2022.

The report of UHY LLP on the financial statements of Pacifico Acquisition Corp. as of December 31, 2021 and for the year ended December 31, 2021 and for the period from March 2, 2021 (inception) through December 31, 2021 did not contain any adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainties, audit scope, or accounting principles. UHY LLP’s audit report contained an explanatory paragraph regarding substantial doubt about Pacifico’s ability to continue as a going concern.

During the period from March 2, 2021 (inception) through December 31, 2021, and the subsequent interim periods through December 23, 2022, there were no disagreements with UHY LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of UHY LLP, would have caused UHY LLP to make reference thereto in its report on the financial statements of Pacifico Acquisition Corp. for such periods. During the period from March 2, 2021 (inception) through December 31, 2021, and the subsequent interim periods through December 23, 2022, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and through the Effective Date, neither PubCo, nor anyone on its behalf, consulted Friedman LLP or Marcum Asia CPAs LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that Friedman LLP or Marcum Asia CPAs LLP concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F. A copy of Friedman LLP’s letter to the Securities and Exchange Commission dated December 23, 2022 is attached as Exhibit 15.2 to this Report.

PubCo provided UHY LLP with a copy of the disclosure it is making in this Item 16F in this Report and requested that UHY LLP furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether UHY LLP agrees with the statements made by PubCo in this Item 16F in this Report, and if not, in which respects UHY LLP does not agree. A copy of UHY LLP’s letter to the Securities and Exchange Commission dated December 23, 2022 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-77 of our proxy statement/prospectus dated November 4, 2022, as filed with the SEC on November 4, 2022, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 19. EXHIBITs

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Exhibit 3.2 of PubCo’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022)
2.1	Specimen Ordinary Share Certificate of PubCo (incorporated by reference to Exhibit 4.2 of PubCo’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022)
4.1	Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (incorporated by reference to Exhibit 2.1 of PubCo’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022)
4.2	Caravelle International Group 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 of PubCo’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022)
4.25	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of PubCo’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022)
8.1	List of Subsidiaries of PubCo incorporated by reference to Exhibit 21.1 of PubCo’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022)
15.1*	Letter from UHY LLP
15.2*	Letter from Friedman LLP

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CARAVELLE INTERNATIONAL GROUP

December 23, 2022	By:	/s/ Guohua Zhang
	Name:	Guohua Zhang
	Title:	Chief Executive Officer